CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 24, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  00029870

CREAM MINERALS CONFIRMS DOS HORNOS GOLD-SILVER ZONE

TO 1.3Km LENGTH, MEXICO

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to report that diamond drill results continue to confirm the continuity and grade of the Dos Hornos Gold-Silver Zone, Nuevo Milenio property, Nayarit State, Mexico.

Three diamond drill holes, DDH 07-30 to 32, were drilled to confirm continuity and to trace mineralization intersected in previous holes, DDH 10 – 06 to DDH 16 – 06 located nearby.  (See news releases dated March 21st, April 17th and May 2nd of 2007).

One of the better sections is found in DDH 07 – 32 where a drill core length of 7.80m. (25.6 ft.) averaged 153.95 g/t silver and 0.858 g/t gold from 96.00 to 103.80 meters depth in the hole.  This intersection included 4.00 m (13.12ft) which averaged 296.51 g/t silver and 1.436 g/t gold from 99.80 to 103.80 meters.

Drill hole DDH 07 – 30 was drilled at -46º approximately 60 m N/W of previously reported hole DDH 16 – 06 and cut a wide quartz stockwork fault zone, but failed to hit the mineralized zone.  There were no significant assays.

Drill hole DDH 07 – 31 was much more successful.  It was drilled at -55º in the same section as DDH 15 – 06, approximately 60 m. NW of DDH 07 – 30.  It intersected a strongly oxidized part of the mineralized quartz vein, just below a fault zone which moved the mineralization approximately 25m NE and 25m upwards.

Assays for DDH 07-31 are as follows:

DDH 07 – 31	Sample #	From	to	m	ft	Au g/t	Ag g/t
Weighted average	295561	136.00	140.00	4.00	13.12	1.260	8.70

Weighted average	687587 – 88	164.00	168.00	4.00	13.12	0.660	101.50
Including	687588	166.00	168.00	2.00	6.56	0.469	138.00

DDH 07 – 32 was drilled at -45º approximately 40m from DDH 15 – 06 where it intersected a less oxidized mineralized structure over a core length of 29.5 metres.  Assays for this hole are as follows:

DDH 07 – 32	Sample #	From	to	m	ft	Au g/t	Ag g/t
Weighted average	687601 – 15	86.00	117.50	29.50	96.76	0.536	70.19
Including	687601 – 04	86.00	94.00	8.00	26.24	1.561	69.35
Including	687606 – 09	96.00	103.80	7.80	25.58	0.858	153.95
Including	687608 – 09	99.80	103.80	4.00	13.12	1.436	296.51

The NI 43 – 101 report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project” and dated February 16, 2006 (the “Report”), prepared by Mr. Ferdinand (Fred) Holcapek, P.Eng. Geology, for the Company will be updated upon receipt of assays for the recently completed three holes; DDH 07 – 33, DDH 07 – 34; and, DDH 07 – 35.  At the time the Report was completed, the Dos Hornos Zone was known to be 700 metres in length.  The Dos Hornos Zone has now been confirmed for 1,300 meters (3/4 mile) in length and remains open to the North and South.  The Report demonstrated an inferred resource for the Dos Hornos and Once Bocas Zones, as follows:

Zone	Strike Length	Down Dip	Average Width	Au g/t	Ag g/t	S.G T / cu.m
Dos Hornos	700 m	150 m	5.50 m	2.827	178.05	2.65
Once Bocas	350 m	125 m	100 m	0.345	57.90	2.65

Dos Hornos:	1,530,000 Tonnes		Au: 139,000 oz		Ag: 8,760,000 oz
Once Bocas	11,590,000 Tonnes		Au: 129,000 oz		Ag: 21,580,000 oz
Total	13,120,000 Tonnes		Au: 268,000 oz		Ag: 30,340,000 oz

Mr. Ferdinand (Fred) Holcapek, P.Eng. Geology, is supervising the exploration programs on the Nuevo Milenio property and is the Company’s “Qualified Person” for the purpose of National Instrument 43 – 101.  Mr. Holcapek is responsible for the technical information contained in this news release, which has been vetted by Dr. A. D. Drummond, Ph.D. P.Eng., consultant to the Company.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com, or visit the Company’s website:  www.creamminerals.com

or

Catarina Cerqueira

CHF Investor Relations

Phone: (416) 868-1079, Ext. 251

Email: catarina@chfir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.